May 10, 2007

Mr. Michael Clampitt, Senior Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:       1st Pacific Bancorp
Registration Statement on Form S-4
Filed on April 6, 2007
File No. 333-141955

Dear Mr. Clampitt:

We have reviewed your comment letter dated May 3, 2007 and are responding to your comments to the Form S-4 Registration Statement of 1st Pacific Bancorp. We expect to file Pre-Effective Amendment No. 1 to such registration statement (“Amended S-4”) via EDGAR on May 10, 2007 in response to your comments. The following is a response to each of your comments (in the order of your comments) and a discussion of changes that were made and their location in the Amended S-4. One clean and two marked courtesy copies of the Amended S-4 are enclosed. All references to page numbers herein refer to the marked copies of the Amended S-4 unless otherwise stated. Also, enclosed for your reference at the request of Mr. Geishecker is a marked courtesy copy of 1st Pacific Bancorp’s Amendment No. 1 to the Form 10-K, which was filed on April 27, 2007 (“10-K/A”), showing the changes to its Form 10-K filed on March 23, 2007 (“10-K”). We would be happy to discuss the effect of any of your comments on the Form 10-K or the 10-K/A once the Amended S-4 has been declared effective.

General

1.                 This cover letter has been included with the Amended S-4 and 10-K/A and is labeled as correspondence on EDGAR.

2.                 Copies of the board books that The Findley Group, Howe Barnes Hoefer & Arnett and Sandler O’Neill Partners provided in connection with the transactions were sent to you under separate cover on May 7, 2007, with a request for confidential treatment. FedEx tracking indicates that this package was delivered to your offices on May 8, 2007 at 9:24 AM and signed for by: T.CRAWFORD.

3.                 This letter shall serve to confirm that 1st Pacific Bancorp exchanged financial projections with Landmark National Bank. Copies of the financial projections that were exchanged were included in the package sent to you on May 7, 2007, referenced in No. 2 above. Disclosures regarding these financial projections were also added to pages 41 and 42.

Outside Front Cover Page of the Prospectus

4.                 We have revised the Amended S-4 to include the title and amount of the securities on the outside front cover page.

Table of Contents, page (i)

5.                 We have revised the table of contents to list all proposals in bold for each company.

6.                 We have revised the list of Appendices to disclose in parentheticals, “Dissenters’ Rights” for Appendices B & C.

Question and Answers About this Joint Proxy Material and Voting, page (v)

7.                 We have included the proxy cards as Exhibits 99.1 and 99.2 to the Amended S-4.

8.                 Per our discussions with you, we do not believe a discussion regarding proration would fit in the Q&A due to its size and complexity. As you suggested by telephone, we have added a section regarding proration to the “SUMMARY” section on page 8, which cross-references a more detailed discussion that we added in the section entitled “JOINT PROPOSAL I—THE MERGER—Election Procedure” on page 46.

How do I vote?, page 2

9.                 We have revised page 1 to include a discussion on how the telephone voting will be secure. Neither 1st Pacific Bancorp nor Landmark National Bank allow voting through the internet.

10.          Per our discussions with you, we do not believe a discussion regarding proration would fit in the section regarding voting due to its size and complexity. As you suggested by telephone, we have added a section regarding proration to the “SUMMARY” section on page 8, which cross-references a more detailed discussion that we added in the section entitled “JOINT PROPOSAL I—THE MERGER—Election Procedure” on page 46.

Summary, page 7

11.          We have revised page 7 to state that the Summary summarizes “material” information.

Opinion of Landmark National Bank’s Financial Advisors, page 9

12.          We have revised page 9 to refer to the correct Appendix for the opinion of Landmark National Bank’s financial advisors.

Recommendation of Landmark National Bank’s Board of Directors, page 9

13.          We have revised page 10 to disclose the number of shares and the percentage of total shares, beneficially owned by directors of each company, and that the directors have agreed to vote their shares for the merger. No officers of either company who are not directors have agreed to vote their shares for the merger.

1st Pacific Bank of California and Landmark National Bank are limited, page 16

14.          We have revised pages 14 through 20 to correctly state that the risk is the underlying situation and not our ability to give assurance.

Selected Financial Data, page 22

15.          We have revised page 26 to include five years of data for Landmark National Bank.

16.          We have not made any revisions pursuant to this comment as neither Landmark National Bank nor 1st Pacific Bancorp is required under Item 302 to provide selected quarterly financial data for each quarter within the two most recent fiscal years and any subsequent interim period for which financial statements are included

That requirement is only applicable if a company meets both of the tests set forth in Item 302(a)(5).

Landmark National Bank does not have any securities registered pursuant to section 12(b) of the Exchange Act. Landmark National Bank is not an insurance company and does not have any securities registered pursuant to section 12(g) of the Exchange Act. Therefore, Landmark National Bank does not meet the first test under Item 302(a)(5).

1st Pacific Bancorp does not have any securities registered pursuant to section 12(b) of the Exchange Act and is not an insurance company. Although, 1st Pacific Bancorp has securities registered pursuant to section 12(g) of the Exchange Act, such securities are not quoted on the National Association of Securities Dealers Automated Quotation System and 1st Pacific Bancorp does not have 800 or more holders of record. Therefore, 1st Pacific Bancorp does not meet the requirements of the first test under Item 302(a)(5).

Background of the Merger, page 32

17.          We have revised page 36 to disclose why Mr. Schmid changed course.

18.          We have revised pages .37 and 38 to expand our discussion addressing the negotiation of the principal terms of the merger, including price.

19.          We have revised page 37 to elaborate on the changes referred to by the disclosure.

1st Pacific Bancorp Reasons for the Merger, page 36

20.          We have revised page 43 to disclose and organize the factors that 1st Pacific Bancorp considered according to the positive reasons why the board decided to engage in the merger, and the negative reasons considered by the board.

Material United States Federal Income Tax Consequences, page 41

21.          We have included a draft of the proposed tax opinion from Vavrinek, Trine, Day & Co, LLP as Exhibit 5.2 to the Amended S-4, and the exhibit index has been revised to reflect the opinion.

Financial Interests in the Merger of Directors and Executive Officers of …page 45

22.          The disclosures under Item 18(a)(7) of Form S-4 regarding Christopher McKellar and Ronald Carlson are set forth on pages 102, 175 and 179.

Unaudited Pro Forma Combined Condensed Balance Sheet, page 77

23.          We have revised page 88 to add a disclosure setting forth that the reason for the differences in the balance sheet on a pro forma basis from the financial statements is that the financial information as of year end 2006 is for 1st Pacific Bank of California alone, and the pro forma financial information includes the capitalization of 1st Pacific Bancorp, which was organized as the bank holding company in January 2007.

Unaudited Pro Forma Combined Condensed Statement of Earnings, page 78

24.          We have revised pages 89 and 90 to delete the adjustment for the trust preferred issuance because it does not meet the requirements of an adjustment under Article 11 and to further explain the adjustments for employee terminations.

25.          We have revised page 90 to include a statement that the estimated useful life over which we plan to amortize this intangible asset is ten years.

26.          We have revised page 90 to quantify the individual components of the adjustment, and have instead used the statutory rate.

Transactions With Directors, Executive Officers and Principal Shareholders, page 90

27.          We have revised page 102 to reflect the wording in instruction 4(c) to Item 404(a) of Regulation S-K.

28.          We have revised pages 102 and 148 to provide 1st Pacific Bancorp’s and Landmark National Bank’s respective policies and procedures for the review, approval or ratification of transactions with related persons.

Summary Compensation, page 95

29.          We have revised pages 109-112 to provide the narrative disclosure to the summary compensation table, including the material terms of each executive officer’s employment agreement. There are no other material factors necessary to an understanding of the information disclosed in the tables.

Employment Agreements, page 100

30.          We have revised pages 110 and 112 to quantify the estimated payments and benefits that would be provided in accordance with Item 402(j) of Regulation S-K (and its instructions).

Management’s Discussion and Analysis of Financial Condition and Results of Operations Information about 1st Pacific Bancorp

Liquidity and Interest Rate Risk Management, page 109

31.          We have revised pages 124 and 125 to discuss the points mentioned in your letter and to meet the requirements of Section IV of SEC Release No 33-8350.

32.          We have revised pages 124 and 125 to separately quantify the gross cash flows for originations, purchases, and principal repayments of loans receivable for each period presented. 1st Pacific Bancorp does not believe that the loan sales are material.

Distribution of Average Deposits and Average Rates Paid, page 117

33.          We have revised page 18 to include a risk factor regarding 1st Pacific Bancorp’s liquidity.

Information About Landmark National Bank, page 121

34.          We have not responded to this comment because Landmark National Bank is a small business issuer and General Instruction D to Form S-4 states that such an issuer shall refer to the disclosure items in Regulation S-B and not Regulation S-K. Regulation S-B does not have an Item 305.

Certain Relationship and Related Transactions, page 131

35.          We have revised page 148 to reflect the wording in instruction 4(c) to Item 404(a) of Regulation S-K.

Information about Landmark National Bank

Liquidity and Asset/Liability Management, page 136

36.          We have revised page 154 to meet the requirements of Section IV of SEC Release No 33-8350.

37.          We have revised page 154 to separately quantify the gross cash flows for originations, purchases, and principal repayments of loans receivable for each period presented. Landmark National Bank does not believe that the loan sales are material.

Comparisons between 1st Pacific Bancorp and Landmark National Bank, page 144

38.          This letter shall serve to confirm that we have included the material differences in this discussion. We have also revised page 162 to confirm this fact.

Audited Financial Statements

General

39.          We are aware of the updating requirements and intend to do everything possible to have the registration statement declared effective prior to May 15, 2007. We have also revised page 29 to include a section entitled “Recent Developments,” which includes the material financial information as of March 31, 2007 for 1st Pacific Bancorp.

1st Pacific Bank of California Audited Financial Statements

Statements of Cash Flows, page F(1)-6

40 & 41.   We have reviewed the comment and determined that the loans sold are not material to the operations of 1st Pacific Bank of California. 1st Pacific Bank of California’s general policy is set forth below:

General Policy

All government guaranteed loans originated during the years ended December 31, 2006, 2005 and 2004 were originated with the intent to be held for investment.

Government Guaranteed Loans—Accounting Policy for Loan Sales

Included in the portfolio are loans, which are 75% to 90%, guaranteed by the Small Business Administration (SBA). The guaranteed portion of these loans may be sold to a third party, with 1st Pacific Bank of California retaining the unguaranteed portion. 1st Pacific Bank of California generally receives a premium in excess of the adjusted carrying value of the loan at the time of sale.

1st Pacific Bank of California’s investment in the loan is allocated between the retained portion of the loan, the servicing asset, the interest-only strip (if any) and the sold portion of the loan based on their relative fair values on the date the loan is sold. The gain on the sold portion of the loan is recognized as income at the time of sale. The carrying value of the retained portion of the loan is discounted based on the estimated value of a comparable non-guaranteed loan. When servicing is retained, a servicing asset is recognized as a separate asset to the extent that normal servicing revenue exceeds the cost of servicing. Servicing assets are amortized in proportion to, and over the period of, estimated future net servicing income. Significant future prepayments of these loans will result in the recognition of additional amortization of related servicing assets and an adjustment to the carrying value of related interest-only strips. Related servicing assets and interest-only strips are included in other assets in the consolidated balance sheet.

Reasons for Sales

1st Pacific Bank of California primarily sells loans to enhance its noninterest income, if necessary, in order to meet its strategic plan objectives.

Loans Originated and Sold

During 2006, 1st Pacific Bank of California originated $9.4 million and sold the guaranteed portion of four (4) SBA 7a loans totaling $1.2 million and one (1) whole SBA 504 loan totaling $1.7 million. In 2005, 1st Pacific Bank of California originated $4.1 million and sold the guaranteed portion of three (3) SBA 7a loans totaling $1.5 million. Similarly in 2004, 1st Pacific Bank of California originated $12.8 million and sold the guaranteed portion of three (3) SBA 7a loans totaling $1.5 million. No loans were purchased for sale during 2006, 2005, or 2004.

Cash Flow Classification

1st Pacific Bank of California’s gain/loss on the sale of these loans are classified in the operating activities section of the statements of cash flows as part of net income. Since these loans are not specifically originated for resale the proceeds from the sale of these loans are reported in the investing activities section of the statements of cash flows as part of net increase in loans.

Landmark National Bank Audited Financial Statements

Statements of Cash Flows, page F(2)-6

42. & 43   We have reviewed the comment and determined that the loans sold are not material to the operations of Landmark National Bank. Landmark National Bank’s general policy is set forth below:

General Policy

All loans originated by Landmark National Bank were originated with the intent to be held for investment, not generated specifically for resale.

Government Guaranteed Loans—Accounting Policy for Loan Sales

Included in the portfolio are loans, which are 75% to 90%, guaranteed by the Small Business Administration (SBA). The guaranteed portion of these loans may be sold to a third party, with Landmark National Bank retaining the unguaranteed portion. Landmark National Bank generally receives a premium in excess of the adjusted carrying value of the loan at the time of sale.

Landmark National Bank’s investment in the loan is allocated between the retained portion of the loan, the servicing asset, the interest-only strip (if any) and the sold portion of the loan based on their relative fair values on the date the loan is sold. The gain on the sold portion of the loan is recognized as income at the time of sale.

Reasons for Sales

Landmark National Bank policy requires that best efforts be employed to sell third party brokered government guaranteed loans. Brokered loans are reviewed subsequent to origination for sale into the secondary market.

Loans Originated and Sold

During 2005, Landmark National Bank originated a total of $6,497,110 in government guaranteed SBA loans. One (1) of these loans, which was brokered by a third party, was originated for $643,000 and the SBA guaranteed portion of $477,520 was sold into the secondary market.

During 2006, Landmark National Bank originated a total of $1,503,800 in government guaranteed SBA loans. One (1) of these loans, which was brokered by a third party, was originated for $110,580 and the SBA guaranteed portion of $93,993 was sold into the secondary market.

Cash Flow Classification

Landmark National Bank’s gain/loss on the sale of these loans are classified in the operating activities section of the statements of cash flows as part of net income. Since these loans are not specifically originated for resale the proceeds from the sale of these loans are reported in the investing activities section of the statements of cash flows as part of net increase in loans.

Item 21. Exhibits and Financial Statement Schedules

44.          We have revised the Amended S-4 to include all exhibits, including a draft of the legality opinion included as Exhibit 5.1.

45.          (Verbal Comment)    In response to the verbal comment we received by telephone, Landmark National Bank recognizes lease expense on material leases that have fixed increases on the straight line method in accordance with SFAS 13. Currently Landmark National Bank has accounted for the Lomas Santa Fe Drive lease on the cash basis as the overall impact was not considered material. The impact to 2006 would have reduced pre-tax income by approximately $4,600. The lease on Ivanhoe in La Jolla is accounted for on the straight line method in accordance with SFAS 13.

Accounting for the construction reimbursement—The $42,000 reimbursement was netted against the leasehold improvements and amortized over nine years. The gross up of the leasehold improvements by $42,000 was not considered material. The amortization period should have been the shorter of the economic life or the lease term, which was 64 months. The net impact to 2006 was not considered material.

Accounting for Lease Rebate—The original lease provided that the lease may be terminated on August 31, 2007 provided that Landmark National Bank was not in default at the date of the notice of intent to terminate. On June 27, 2006, Landmark National Bank entered into an agreement with the landlord to terminate and surrender the lease on August 31, 2007. The key terms of the agreement with the landlord are as follows:

1)              The lease will terminate on August 31, 2007.

2)              Landmark National Bank will pay all rent as scheduled through August 31, 2007, unless relet prior to February 28, 2007 by the landlord.

3)              Landmark National Bank will not sublease the premises.

4)              The landlord may, but is not obligated to relet the premises prior to the August 31, 2007 surrender date.

5)              If the landlord relets the office and is paid the first monthly rent prior to February 28, 2007 then the lease obligation will be terminated and Landmark National Bank will only be obligated to pay rent up to the date that the replacement tenant takes possession of the office.

6)              If the landlord relets the branch after February 28, 2007 but prior to August 31, 2007, or if the branch is not relet prior to August 31, 2007, the landlord will rebate to Landmark National Bank the last six months of rent paid, provided that Landmark National Bank is not in default of the lease.

Landmark National Bank has accounted for this potential gain on termination as a contingency gain in accordance with SFAS 5 paragraph 17 and the gain will be recognized when the contingencies are satisfied.

We would like to have the registration statement declared effective on or before May 14, 2007 so that the parties to the merger and their shareholders will not have to incur additional expenses to update the registration statement. We would further appreciate your earliest review of the Amended S-4 and your communication by telephone of the earliest time when we may file an acceleration request.

I can be reached by e-mail at kkicklighter@luce.com, or telephone at 619.699.2526. In my absence, please contact my associate, Mr. Chad Ensz at censz@luce.com or 858.720.6361.

Respectfully submitted,
/s/ KURT L. KICKLIGHTER
Kurt L. Kicklighter
of
Luce, Forward, Hamilton & Scripps LLP
Enclosure